Exhibit 99.1

ZKH Group Limited Announces First Quarter 2026 Unaudited Financial Results

SHANGHAI, May 21, 2026 – ZKH Group Limited (“ZKH” or the “Company”) (NYSE: ZKH), a leading maintenance, repair, and operations (“MRO”) procurement service platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Operational and Financial Highlights

	First Quarter
	2025	2026	Change
	(in thousand RMB, except for number of customers, percentage and basis points(“bps”))
GMV[1]	2,171,997	2,452,783	12.9%
GMV by Platform
ZKH Platform	1,966,210	2,183,957	11.1%
GBB Platform	205,787	268,826	30.6%
GMV by Business Model
Product Sales (1P)	1,901,196	2,132,441	12.2%
Marketplace (3P)[2]	270,800	320,342	18.3%
Number of Customers[3]	60,102	66,742	11.0%
Net Revenues	1,935,372	2,113,819	9.2%
Gross Profit	332,118	354,027	6.6%
% of Net Revenues	17.2%	16.7%	-41.2	bps
Operating Loss	(80,813)	(22,497)	-72.2%
% of Net Revenues	-4.2%	-1.1%	311.1	bps
Non-GAAP EBITDA[4]	(51,959)	4,237	-
% of Net Revenues	-2.7%	0.2%	288.5	bps
Net (Loss)/Profit	(66,723)	(10,103)	-84.9%
% of Net Revenues	-3.4%	-0.5%	297.0	bps
Non-GAAP Adjusted Net (Loss)/Profit [5]	(50,176)	1,690	-
% of Net Revenues	-2.6%	0.1%	267.3	bps

Mr. Eric Long Chen, Chairman and Chief Executive Officer of ZKH, stated, “We are off to a strong start in 2026, with GMV and revenue growth accelerating year over year for the second consecutive quarter. GMV and revenues delivered their highest quarterly year-over-year growth in recent quarters, reflecting robust customer demand and strengthening execution across our platform. Momentum remained broad-based across key customer segments, with small and mid-sized enterprises (SMEs) sustaining over 20% GMV growth and central state-owned enterprises (SOEs) returning to double-digit year-over-year GMV growth. More importantly, the quality of our growth continued to improve, driving significant earnings improvement on both a GAAP and non-GAAP basis. Underpinning this performance was our continued progress in strengthening our product ecosystem, fulfillment network, and AI-powered digitalization, which improved our customer penetration, execution capabilities, and platform scalability. Looking ahead, we believe the solid operational foundation we have built positions us well to further scale the business, improve profitability, and create long-term value for our shareholders.”

1 GMV is the total transaction value of orders placed on the Company’s platform and shipped to customers, excluding taxes, net of the returned amount.

2 The marketplace model accounted for 13.1% of GMV in the first quarter of 2026, compared with 12.5% in the corresponding periods of 2025.

3 Customers are customers that transacted with the Company during the reporting period, mainly comprised of enterprise customers in various industries.

4 Non-GAAP EBITDA is defined as net profit/(loss) before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses.

5 Non-GAAP adjusted net (loss)/profit is defined as net (loss)/profit excluding share-based compensation expenses.

Mr. Max Chun Chiu Lai, Chief Financial Officer of ZKH, added, “Our financial profile improved meaningfully during the quarter. Gross profit achieved year-over-year growth, while gross margin on a GMV basis improved by 0.9 percentage points sequentially. At the same time, operating loss and net loss narrowed significantly year over year, reflecting ongoing enhancement in our operating efficiency and business quality. Notably, non-GAAP adjusted net profit increased by approximately 103.4% year over year, representing a significant turnaround and marking the first time we achieved non-GAAP profitability in a seasonally soft first quarter. These encouraging results further strengthened our confidence in achieving double-digit GMV growth and full-year profitability in 2026. In addition, operating cash flow continued to improve year over year, further reinforcing our financial resilience.”

First Quarter 2026 Business Highlights

•	Business Momentum. The Company continued to build on its growth momentum during the quarter, with total GMV increasing 12.9% year over year, accelerating from both the previous quarter and the same period last year. The ZKH platform deepened penetration across its diversified customer segments: GMV from SME customers was up 20% year over year and GMV from central SOE customers returned to double-digit growth. The GBB platform achieved over 30% year-over-year GMV growth, further expanding its customer reach and reinforcing the Company’s complementary dual-platform growth strategy.

•	Product Capabilities. The Company strengthened product capabilities across high-value and highly specialized industrial scenarios, with increased investments in ten key product lines, including factory automation, electrical automation, and cutting tools. GMV from key industries such as electrical manufacturing, steel and non-ferrous metals, and communications electronics grew by over 20% year over year, while professional MRO categories such as factory automation components and chemical reagents achieved double-digit growth. During the quarter, the Company added roughly 4 million sellable SKUs, bringing the total to approximately 27 million. At the same time, GMV from higher-margin private-label products grew by over 20% year over year and accounted for approximately 9.7% of total GMV in the first quarter of 2026, with over 400 new products launched during the quarter.

•	Fulfillment Network. The Company enhanced its fulfillment capacity and operational efficiency, supported by the continued expansion of its self-operated delivery fleet and a 36% year-over-year improvement in warehouse utilization efficiency. Continued optimization across its end-to-end fulfillment network drove a 17% year-over-year decrease in fulfillment expenses.

•	AI Capabilities. The Company continued to advance its full-stack AI capabilities, further strengthening its integrated AI infrastructure and accelerating AI adoption across both internal and external business scenarios.

o	At the data layer, the Company continued to strengthen its industrial product data infrastructure. In 2026, the Company targets building the industry’s first hundred-million-scale industrial product data dictionary. The enhanced data capabilities are expected to further accelerate AI adoption across key workflows. In business scenarios involving product search and quotations from customers, AI currently handles roughly 30% of product matching and identification tasks that previously required manual processing. This percentage is expected to increase meaningfully in 2026, with key product lines such as fasteners, pipes and valves, and hand tools potentially achieving even higher levels, further improving quotation efficiency and sales conversion.

o	At the model layer, the Company upgraded its proprietary MRO large language model, “Hangjia Linglong (行家玲珑),” with enhanced multimodal capabilities, and launched “Hangjia Huiyan (行家慧眼),” the industry’s first intelligent visual search engine for industrial products. Powered by advanced image recognition and multimodal AI capabilities, Hangjia Huiyan enables intelligent product identification, scenario understanding and demand diagnosis across complex industrial environments, significantly improving communication, product matching and procurement efficiency.

o	At the application layer, the Company continued to optimize key AI applications across core business functions, unlocking greater operational efficiency and commercial value across key industrial supply chain scenarios. The ProductRecom Agent (AI推品大脑), which generated over RMB200 million in sales in 2025, is expected to further scale its impact and commercial contribution in 2026.

•	International Expansion. The Company maintained solid momentum in serving Chinese manufacturers expanding overseas, with continued growth in both customers served and geographic coverage during the quarter. In the U.S. market, the Company further optimized its product development, sales channels, and fulfillment capabilities, strengthening its localized service and operations.

First Quarter 2026 Financial Results

Net Revenues. Net revenues were RMB2,113.8 million (US$306.4 million), representing an increase of 9.2% from RMB1,935.4 million in the same period of 2025.

	First Quarter
	2025	2026	Change
	(in thousand RMB, except for percentage)
Net Revenues	1,935,372	2,113,819	9.2%
Net Product Revenues	1,884,860	2,061,621	9.4%
From ZKH Platform	1,679,343	1,803,055	7.4%
From GBB Platform	205,517	258,566	25.8%
Net Service Revenues	37,894	41,251	8.9%
Other Revenues	12,618	10,947	-13.2%

Cost of Revenues. Cost of revenues was RMB1,759.8 million (US$255.1 million), representing an increase of 9.8% from RMB1,603.3 million in the same period of 2025.

Gross Profit and Gross Margin. Gross profit was RMB354.0 million (US$51.3 million), representing an increase of 6.6% from RMB332.1 million in the same period of 2025. Gross margin was 16.7%, compared with 17.2% in the same period of 2025.

	First Quarter
	2025	2026	Change
	(in thousand RMB, except for percentage and basis points (“bps”))
Gross Profit	332,118	354,027	6.6%
% of Net Revenues	17.2%	16.7%	-41.2	bps
% of GMV	15.3%	14.4%	-85.7	bps
Under Product Sales (1P)
ZKH Platform	278,618	295,205	6.0%
% of Net Product Revenues from ZKH Platform	16.6%	16.4%	-21.8	bps
GBB Platform	12,687	15,669	23.5%
% of Net Product Revenues from GBB Platform	6.2%	6.1%	-11.3	bps
Under Marketplace (3P)	37,894	41,251	8.9%
% of Net Service Revenues	100.0%	100.0%	-
% of GMV from the Marketplace Model (Take Rate6)	14.0%	12.9%	-111.6	bps
Others	2,918	1,902	-34.8%
% of Other Revenues	23.1%	17.4%	-575.1	bps

Operating Expenses. Operating expenses were RMB376.5 million (US$54.6 million), down 8.8% from RMB412.9 million in the same period of 2025. Operating expenses were 17.8% of net revenues, compared with 21.3% in the same period of 2025.

•	Fulfillment Expenses. Fulfillment expenses were RMB77.6 million (US$11.3 million), down 16.8% from RMB93.3 million in the same period of 2025, primarily due to lower distribution expenses, employee benefits expenses and rental and property management fees. Fulfillment expenses were 3.7% of net revenues, compared with 4.8% in the same period of 2025.

•	Sales and Marketing Expenses. Sales and marketing expenses were RMB137.6 million (US$20.0 million), up 0.6% from RMB136.8 million in the same period of 2025, primarily due to higher employee benefits expenses, partially offset by lower marketing and promotion expenses, as well as traveling expenses. Sales and marketing expenses were 6.5% of net revenues, compared with 7.1% in the same period of 2025.

•	Research and Development Expenses. Research and development expenses were RMB29.3 million (US$4.3 million), down 25.9% from RMB39.6 million in the same period of 2025, primarily due to lower employee benefits expenses. Research and development expenses were 1.4% of net revenues, compared with 2.0% in the same period of 2025.

•	General and Administrative Expenses. General and administrative expenses were RMB131.9 million (US$19.1 million), down 7.9% from RMB143.2 million in the same period of 2025, primarily due to lower employee benefits expenses and loss on inventory write-down and disposal, partially offset by higher service fee. General and administrative were 6.2% of net revenues, compared with 7.4 % in the same period of 2025.

Loss from Operations. Loss from operations was RMB22.5 million (US$3.3 million), compared with RMB80.8 million in the same period of 2025. Operating loss margin was 1.1%, compared with 4.2% in the same period of 2025.

6 Take rate of the marketplace model represents gross profit from the marketplace model divided by GMV from the marketplace model.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB4.2 million (US$0.6 million), compared with negative RMB52.0 million in the same period of 2025. Non-GAAP EBITDA margin was 0.2%, compared with negative 2.7% in the same period of 2025.

Net Loss. Net loss was RMB10.1 million (US$1.5 million), compared with RMB66.7 million in the same period of 2025. Net loss margin was 0.5%, compared with 3.4% in the same period of 2025.

Non-GAAP Adjusted Net Profit/(Loss). Non-GAAP adjusted net profit was RMB1.7 million (US$0.2 million), compared with non-GAAP adjusted net loss of RMB50.2 million in the same period of 2025. Non-GAAP adjusted net profit margin was 0.1%, compared with non-GAAP adjusted net loss margin of 2.6% in the same period of 2025.

Basic and Diluted Net Profit/(Loss) per ADS7 and Non-GAAP Adjusted Basic and Diluted Net Profit/(Loss) per ADS8. Basic and diluted net loss per ADS was RMB0.06 (US$0.01), compared with RMB0.41 in the same period of 2025. Non-GAAP adjusted basic and diluted net profit per ADS were RMB0.01 (US$0.002), compared with basic and diluted net loss per ADS of RMB0.31 in the same period of 2025.

Balance Sheet and Cash Flow

As of March 31, 2026, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB1.84 billion (US$266.1 million), compared with RMB1.92 billion as of December 31, 2025.

Net cash used in operating activities was RMB34.0 million (US$4.9 million) in the first quarter of 2026, compared with net cash used in operating activities of RMB97.1 million in the same period of 2025.

Share Repurchase Update

Pursuant to the Company’s share repurchase program of up to US$50 million, adopted on June 13, 2025 and effective through June 13, 2026, the Company repurchased an aggregate of approximately 1.48 million ADSs for approximately US$4.76 million from the open market as of March 31, 2026.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

7 ADSs are American depositary shares, each of which represents thirty-five (35) Class A ordinary shares of the Company.

8 Non-GAAP adjusted basic and diluted net profit/(loss) per ADS is a non-GAAP financial measure, which is calculated by dividing non-GAAP adjusted net profit/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ADSs.

Conference Call Information

The Company’s management will hold a conference call on Thursday, May 21, 2026, at 7:00 A.M. U.S. Eastern Time or 7:00 P.M. Beijing Time to discuss its financial results and operating performance for the first quarter of 2026.

United States (toll free):	+1-888-317-6003
International:	+1-412-317-6061
Mainland China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Hong Kong:	+852-5808-1995
Access Code:	2335796

The replay will be accessible through May 28, 2026 by dialing the following numbers:

United States:	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	6840038

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.zkh.com.

About ZKH Group Limited

ZKH Group Limited (NYSE: ZKH) is a leading MRO procurement service platform in China, underpinned by robust supply chain capabilities and dedicated to serving customers globally through a product-led, agentic AI-driven approach. Through its primary online platforms, the ZKH platform, the GBB platform and the Northsky platform, along with innovative technology and extensive industry expertise, the Company provides bespoke MRO procurement solutions to a diverse and loyal customer base. These solutions encompass hyper-personalized product curation from a comprehensive selection of quality products at competitive prices. Additionally, the Company ensures timely and reliable product delivery through professional fulfillment services. By focusing on reducing procurement costs and addressing management efficiency challenges, ZKH is transforming the opaque MRO procurement process and empowering all stakeholders across the value chain.

For more information, please visit: https://ir.zkh.com.

Use of Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP adjusted net (loss)/profit, non-GAAP adjusted net (loss)/profit per ADS, basic and diluted, and non-GAAP EBITDA. The non-GAAP financial measures should not be considered in isolation from or construed as alternatives to their most directly comparable financial measures prepared in accordance with accounting principles generally accepted in the United States of America. Investors are encouraged to review the historical non-GAAP financial measures in reconciliation to their most directly comparable GAAP financial measures.

The Company defines non-GAAP adjusted net (loss)/profit for a specific period as net loss in the same period excluding share-based compensation expenses. The Company defines non-GAAP EBITDA as net loss before interest expenses, income tax expenses/(benefits) and depreciation and amortization expenses. Non-GAAP adjusted net (loss)/profit per ADS is calculated by dividing adjusted net (loss)/profit attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares during the periods and then multiplied by 35.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that these non-GAAP financial measures help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net loss and certain expenses that are not expected to result in future cash payments or that are non-recurring in nature. The Company also believes that the use of these non-GAAP financial measures facilitates investors’ assessment of its operating performance, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision making.

The non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP financial measures as substitutes for, or superior to, their most directly comparable financial measures prepared in accordance with GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aim,” “estimates,” “intends,” “plans,” “believes,” “is/are likely to,” “potential,” “continue,” and similar statements. Among other things, the quotations from management in this press release and ZKH’s strategic and operational plans contain forward-looking statements. ZKH may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press release and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZKH’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZKH’s mission, goals and strategies; ZKH’s future business development, financial condition and results of operations; the expected changes in its revenues, expenses or expenditures; the expected growth of the MRO procurement service industry in China and globally; changes in customer or product mix; ZKH’s expectations regarding the prospects of its business model and the demand for and market acceptance of its products and services; ZKH’s expectations regarding its relationships with customers, suppliers, and service providers on its platform; competition in the Company’s industry; government policies and regulations relating to ZKH’s industry; general economic and business conditions in China and globally; the outcome of any current and future legal or administrative proceedings; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in ZKH’s filings with the SEC. All information provided herein is as of the date of this announcement, and ZKH undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

ZKH Group Limited

IR Department

E-mail: IR@zkh.com

Christensen Advisory

Email: zkh@christensencomms.com

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,030,573	1,074,095	155,711
Restricted cash	61,871	50,891	7,378
Short-term investments	825,289	710,454	102,994
Accounts receivable (net of allowance for credit losses of RMB159,923 and RMB162,340 as of December 31, 2025 and March 31, 2026, respectively)	3,257,162	3,078,948	446,354
Notes receivable	113,291	142,929	20,720
Inventories	669,825	642,102	93,085
Prepayments and other current assets	180,188	179,508	26,023
Total current assets	6,138,199	5,878,927	852,265

Non-current assets:
Property and equipment, net	186,185	183,313	26,575
Land use right	10,582	10,526	1,526
Operating lease right-of-use assets, net	142,205	130,844	18,968
Intangible assets, net	21,871	27,057	3,922
Goodwill	30,807	30,807	4,466
Total non-current assets	391,650	382,547	55,457
Total assets	6,529,849	6,261,474	907,722

Liabilities
Current liabilities:
Short-term borrowings	240,000	230,000	33,343
Current portion of long-term borrowings	2,305	2,305	334
Accounts and notes payable	2,718,941	2,487,578	360,623
Operating lease liabilities	50,202	47,083	6,826
Advance from customers	27,152	37,805	5,481
Accrued expenses and other current liabilities	378,566	390,097	56,552
Derivatives	8,624	-	-
Total current liabilities	3,425,790	3,194,868	463,159

Non-current liabilities:
Long-term borrowings	42,651	42,651	6,183
Non-current operating lease liabilities	91,894	83,247	12,068
Other non-current liabilities	28,181	34,969	5,069
Total non-current liabilities	162,726	160,867	23,320
Total liabilities	3,588,516	3,355,735	486,479

	As of December 31,	As of March 31,
	2025	2026
	RMB	RMB	US$
ZKH Group Limited shareholders’ equity:
Ordinary shares (USD0.0000001 par value; 500,000,000,000 and 500,000,000,000 shares authorized; 5,682,357,714 and 5,687,307,274 shares issued and 5,563,528,436 and 5,555,047,923 shares outstanding as of December 31, 2025 and March 31, 2026, respectively)	4	4	1
Additional paid-in capital	8,370,941	8,385,264	1,215,607
Statutory reserves	6,566	6,566	952
Accumulated other comprehensive income/(loss)	(37,288)	(67,426)	(9,775)
Accumulated deficit	(5,317,131)	(5,327,234)	(772,287)
Treasury stock	(81,759)	(91,435)	(13,255)
Total ZKH Group Limited shareholders’ equity	2,941,333	2,905,739	421,243
Total liabilities and shareholders’ deficit	6,529,849	6,261,474	907,722

ZKH GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF (LOSS)/PROFIT

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended
	March 31, 2025	March 31, 2026
	RMB	RMB	US$
Net revenues
Net product revenues	1,884,860	2,061,621	298,872
Net service revenues	37,894	41,251	5,980
Other revenues	12,618	10,947	1,587
Total net revenues	1,935,372	2,113,819	306,439
Cost of revenues	(1,603,254)	(1,759,792)	(255,116)
Operating expenses
Fulfillment	(93,307)	(77,608)	(11,251)
Sales and marketing	(136,835)	(137,640)	(19,954)
Research and development	(39,613)	(29,342)	(4,254)
General and administrative	(143,176)	(131,934)	(19,126)
Loss from operations	(80,813)	(22,497)	(3,262)
Interest and investment income	13,279	8,407	1,219
Interest expense	(2,350)	(2,263)	(328)
Others, net	3,408	6,765	981
Loss before income tax	(66,476)	(9,588)	(1,390)
Income tax expenses	(247)	(515)	(75)
Net loss	(66,723)	(10,103)	(1,465)
Less: net income attributable to non-controlling interests	-	-	-
Less: net loss attributable to redeemable non-controlling interests	-	-	-
Net loss attributable to ZKH Group Limited	(66,723)	(10,103)	(1,465)
Accretion on preferred shares to redemption value	-	-	-
Net loss attributable to ZKH Group Limited's ordinary shareholders	(66,723)	(10,103)	(1,465)

	For the three months ended
	March 31, 2025	March 31, 2026
	RMB	RMB	US$
Net loss	(66,723)	(10,103)	(1,465)
Other comprehensive loss:
Foreign currency translation adjustments	(3,008)	(30,138)	(4,369)
Total comprehensive loss	(69,731)	(40,241)	(5,834)
Less: comprehensive income attributable to non-controlling interests	-	-	-
Less: comprehensive loss attributable to redeemable non-controlling interests	-	-	-
Comprehensive loss attributable to ZKH Group Limited	(69,731)	(40,241)	(5,834)
Accretion on Preferred Shares to redemption value	-	-	-
Total comprehensive loss attributable to ZKH Group Limited's ordinary shareholders	(69,731)	(40,241)	(5,834)

Net loss per ordinary share attributable to ordinary shareholders
Basic	(0.01)	(0.00)	(0.00)
Diluted	(0.01)	(0.00)	(0.00)
Weighted average number of shares
Basic	5,695,083,577	5,641,256,369	5,641,256,369
Diluted	5,695,083,577	5,641,256,369	5,641,256,369

Net loss per ADS attributable to ordinary shareholders
Basic	(0.41)	(0.06)	(0.01)
Diluted	(0.41)	(0.06)	(0.01)
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	162,716,674	161,178,753	161,178,753
Diluted	162,716,674	161,178,753	161,178,753

ZKH GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	For the three months ended
	March 31, 2025	March 31, 2026
	RMB	RMB	US$
Net loss	(66,723)	(10,103)	(1,465)
Income tax expenses	247	515	75
Interest expenses	2,350	2,263	328
Depreciation and amortization expense	12,167	11,562	1,676
Non-GAAP EBITDA	(51,959)	4,237	614

	For the three months ended
	March 31, 2025	March 31, 2026
	RMB	RMB	US$
Net loss	(66,723)	(10,103)	(1,465)
Add:
Share-based compensation expenses	16,547	11,793	1,709
Non-GAAP adjusted net (loss)/profit	(50,176)	1,690	244

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per share
Basic	(0.01)	0.00	0.00
Diluted	(0.01)	0.00	0.00
Weighted average number of ordinary shares
Basic	5,695,083,577	5,641,256,369	5,641,256,369
Diluted	5,695,083,577	5,641,256,369	5,641,256,369

Non-GAAP adjusted net (loss)/profit attributable to ordinary shareholders per ADS
Basic	(0.31)	0.01	0.00
Diluted	(0.31)	0.01	0.00
Weighted average number of ADS (35 Class A ordinary shares equal to 1 ADS)
Basic	162,716,674	161,178,753	161,178,753
Diluted	162,716,674	161,178,753	161,178,753